Exhibits
Exhibit 99.2
Consent of Registered Independent Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of the Royal Dutch Shell Dividend Access Trust of our report dated March 8, 2006 relating to the Royal Dutch Shell Group Dividend Access Trust Financial Statements which are included in this 2005 Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK
March 8, 2006

E8	Royal Dutch Shell plc